UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999

Commission file number 1-12854

McWhorter Technologies, Inc.

Employee 401(K) Savings Plan

Name and Address of the Issuer of the Securities

Held Pursuant to the Plan:

McWhorter Technologies, Inc.

A Delaware Corporation

400 East Cottage Avenue

Carpentersville, IL 60110

(5/15) 0005-0055521 (18/11)

Financial Statements

and Supplemental Schedule

McWhorter Technologies, Inc.

Employee 401(k) Savings Plan

Years ended December 31, 1999 and 1998

with Report of Independent Auditors

Employer Identification #36-319940

Plan #001

McWhorter Technologies, Inc.

Employee 401(k) Savings Plan

Financial Statements and Supplemental Schedule

Years ended December 31, 1999 and 1998

Contents

Report of Independent Auditors 1

Financial Statements

Statements of Net Assets Available for Benefits 2

Statements of Changes in Net Assets Available for Benefits 3

Notes to Financial Statements. 4

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets Held

for Investment Purposes at End of Year 9

Report of Independent Auditors

Plan Administrator

McWhorter Technologies, Inc.

Employee 401(k) Savings Plan

We have audited the accompanying statement of net assets available for benefits of McWhorter Technologies, Inc. Employee 401(k) Savings Plan as of December 31, 1999 and 1998, and the related statements of changes in net assets available for the years then ended. These financial statements are the responsibility of the Plan s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 1999 and 1998, and the related changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes as of December 31, 1999, is presented for purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

May 12, 2000

Chicago, Illinois Ernst & Young LLP

EIN 36-3919940

Plan #001

McWhorter Technologies, Inc.

Employee 401(k) Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	1999	1998

Assets
Investments, at fair value	$18,046,289	$14,231,338
Receivables:
Employer contribution	-	1,485
Participant contribution	-	4,072
Accrued investment income	48,283	18,277
	48,283	23,834
Total assets	18,094,572	14,255,172

Liabilities
Refund of excess contributions	19,569	-
Net assets available for benefits	$18,075,003	$14,255,172

See accompanying notes.

EIN 36-3919940

Plan #001

McWhorter Technologies, Inc.

Employee 401(k) Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31
	1999	1998

Company contributions	$ 695,479	$ 646,797
Participant contributions	1,957,574	1,790,163
Rollovers	390,607	1,385,734
Interest and dividends	94,534	406,140
Net realized/unrealized appreciation in fair value of investments	1,826,556	265,538
Benefits paid to participants	(1,083,817)	(751,360)
Administrative expenses	(61,102)	(11,205)
Net increase	3,819,831	3,731,807
Assets available for benefits at beginning of year	14,255,172	10,523,365
Assets available for benefits at end of year	$18,075,003	$14,255,172

See accompanying notes.

EIN 36-3919940

Plan #001

McWhorter Technologies, Inc.

Employee 401(k) Savings Plan

Notes to Financial Statements

Years ended December 31, 1999 and 1998

1. Description of Plan

The following description of the McWhorter Technologies, Inc. Employee 401(k) Savings Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan s provisions .

General

The Plan is a defined-contribution plan covering all full-time U.S. employees of McWhorter Technologies, Inc. (Company) working 20 or more hours per week who, among other things, have completed one month of service (eligible the first day of the first month following the date of hire) and attained the age of 21. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute pretax and after-tax contributions up to a maximum aggregate amount of 8% of their compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined-benefit or contribution plans, subject to certain restrictions, as defined in the Plan. Subsequent to the completion of one year of service, the Company contributes 50% of the first 6% of base compensation that a participant contributes to the Plan. Additional amounts may be contributed at the option of the Company s board of directors. Contributions are subject to certain limitations.

Participants Accounts

Each participant s account is credited with the participant s contribution and allocations of (a) the Company s contribution and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company s matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of service or the occurrence of certain events, as defined in the Plan. A participant is 100% vested after five years of credited service.

Investment Options

Upon enrollment in the Plan, a participant may direct all or a portion of his or her accounts and allocated contributions in one or any combination of seven investment options beginning July 1, 1998, and five investment funds prior to this.

Participants may change their investment options, effective on such date as determined by the Administrative Committee.

Payment of Benefits

On termination of service, death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant s vested interest in his or her account, or annual or more frequent installments but no less than monthly. Installments must be paid over a period that does not exceed the life expectancy of the participant and/or the beneficiary, subject to certain restrictions, as defined in the Plan.

Participant Loans

Participants in the Plan, if they are active employees, may be granted loans subject to certain terms and maximum dollar or Plan account balance limits, as defined by the Plan. The amount of any such loan is borrowed from the account of the participant to whom the loan was made and such account does not share in the allocation of income, gains, and losses of the investment funds to the extent of the outstanding balance of such loan. Principal repayments, which are over one to five years or up to 15 years for purchase of a primary residence, and related interest income are credited to the borrowing participant s account. Loan payments are made by payroll deductions. Each loan bears interest rate of prime plus 1% for loans of similar risk, date of maturity, and date of grant.

2. Summary of Accounting Policies

Investment Valuation and Income Recognition

The Plan s investments are stated at fair value. Prior to July 1, 1998, investments were held by First Trust N.A. As of July 1, 1998, investments were held by Bank of America. Investments held by First Trust N.A. were shares of registered investment companies, valued at quoted market prices, which represent the net asset value of shares held by the Plan. The Company stock is valued at its quoted market price. Except for the Wells Fargo Small Company Growth Fund, investments held by Bank of America are common collective funds which are stated at fair value, based on the quoted redemption price reported by the issuer. The Wells Fargo Small Company Growth Fund is stated at fair value, valued at quoted market prices, which represent the net asset value of shares held by the plan at year-end.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses

Administrative fees related to investment transactions and benefit payments are paid by the Plan. All other administrative expenses of the Plan are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan s management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to the 1998 financial statements to conform to 1999 presentation.

3. Investments

The Plan s investments are held by a bank-administered trust fund. Investments that represent 5% or more of the Plan s net assets are identified below.

Investments at fair value:

	December 31
	1999	1998

Bank of America Stable Value Fund	$2,844,887	$2,322,419
Bank of America Large Cap Core Equity Fund	5,697,895	4,305,564
Bank of America Target 2035 Fund	977,641	-
Wells Fargo Small Company Growth Fund*	4,634,178	3,601,525
McWhorter Technologies, Inc. common stock	1,204,912	1,286,288
Participant loans	985,795	761,651

*Formerly known as the Norwest Aggressive Stock Fund

For the years ended December 31, 1999 and 1998, the Plan s investments (including gains and losses on investments bought and sold, as well as held, during the year) appreciated (depreciated) in value as follows:

	Year ended December 31
	1999	1998

Mutual fund	$ 811,019	$ 41,186
Common collective funds	1,375,709	398,571
McWhorter Technologies, Inc. common stock	(360,172)	(174,219)
	$1,826,556	$ 265,538

4. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

5. Tax Status

The Internal Revenue Service ruled October 11, 1995, that the Plan qualified under section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is not subject to tax under present income tax law. The Plan has been amended and restated since receiving the determination letter. However, the Plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6. Subsequent Event

On May 4, 2000, Eastman Chemical Company issued a tender offer to the shareholders of the Company to acquire the Company.

Supplemental Schedule

EIN 36-3919940

Plan #001

McWhorter Technologies, Inc.

Employee 401(k) Savings Plan

Schedule H, Line 4i - Schedule of Assets Held for

Investment Purposes at End of Year

December 31, 1999

Description	Units or Shares	Current Value

Bank of America:*
Stable Value Fund	133,834	$ 2,844,887
Large Cap Core Equity Fund	84,179	5,697,895
Target 2035 Fund	35,565	977,641
Target 2025 Fund	35,936	885,009
Target 2015 Fund	39,317	815,972
Wells Fargo Small Company Growth Fund**	144,682	4,634,178
McWhorter Technologies, Inc. common stock*	75,307	1,204,912
Participant loans	***	985,795
		$18,046,289

*Represents a party in interest to the Plan.

**Formerly known as the Norwest Aggressive Stock Fund.

***Loans with interest rates ranging from 8.75%-9.5% and varying maturities.

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8
No. 35-75726) pertaining to the McWhorter Technologies, Inc. Employee 401(k) Savings Plan of our report dated May 12, 2000, with respect to the financial statements and schedule of the McWhorter Technologies, Inc. Employee 401(k) Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1999.

June 23, 2000

Chicago, Illinois Ernst & Young LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, I, the undersigned Chairman of the Administrative Committee, have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

McWhorter Technologies, Inc.

Employee Savings Plan

______________________________________

Jeffrey M. Nodland

Chairman of the Administrative Committee

Date: June 27, 2000

Pursuant to the requirements of the Securities Exchange Act of 1934, this annual report has been signed below by the following persons in their capacities as members of the Administrative Committee and on the dates indicated.

Signature Title Date

/s/_Jeffrey M. Nodland__ __ __ President and June 28, 2000

Jeffrey M. Nodland Chief Executive Officer

/s/_Kevin W. Brolsma _ __ __ Vice President June 28, 2000

Kevin W. Brolsma

/s/_Louise M. Tonozzi-Frederick Vice President and June 28, 2000

Louise M. Tonozzi-Frederick Chief Financial Officer

/s/_Mia Igyarto ______ Vice President, June 28, 2000

Mia Igyarto Human Resources and Quality

/s/_Annette R. Hildreth ______ Compensation and June 28, 2000

Annette R. Hildreth Payroll Manager